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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                         HALLWOOD ENERGY PARTNERS, L.P.
                                (Name of Issuer)

            UNITS REPRESENTING CLASS A LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    40636P201
                                 (CUSIP Number)


                  LYNN BUHLER, ESQ., C/O Glankler Brown, PLLC,
                  1700 One Commerce Square, Memphis, TN 38103
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 31, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 40636P201                                           PAGE 2 OF 5 PAGES

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             William Baxter Lee, III

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)[ ]
                                                                          (b)[X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

             PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT        [ ]
    TO ITEMS 2(d) OR 2(e)

             N/A

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    7.       SOLE VOTING POWER                           707,000

    8.       SHARED VOTING POWER

    9.       SOLE DISPOSITIVE POWER                      707,000

    10.      SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             707,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.1%

14. TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


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                                  SCHEDULE 13D

CUSIP NO. 40636P201                                            PAGE 3 OF 5 PAGES

ITEM 1. SECURITY AND ISSUER

     No Amendment

ITEM 2. IDENTITY AND BACKGROUND

     No Amendment

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     No Amendment

ITEM 4. PURPOSE OF TRANSACTION

                  The Reporting Person acquired the securities for investment purposes. The Reporting Person will review and consider his plans and objectives with respect to the securities. Depending on market and economic conditions, the performance of the Issuer, as well as personal circumstances and investment objectives, the Reporting Person may, from time to time, buy additional securities, dispose of some or all of the securities, or continue to hold the securities; the Reporting Person may also consider plans or proposals that relate to or would result in any of the actions enumerated in subsections (b) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of units representing Class A limited partnership interests of the Issuer reported in Items 7, 9, and 11 of this Schedule D is 707,000, which Units constitute approximately 7.1% of the Class A units outstanding.

         The Reporting Person holds sole voting and dispositive power over the 707,000 Class A Units owned by him.

         The Reporting Person has two adult children, each of whom owns approximately 3,000 Class A Units of the Issuer. The Reporting Person does not hold or share voting or dispositive power over the Class A Units held by the adult children, disclaims all beneficial interest therein, and has not included such Class A Units in response to Items 7, 9, or 11 of this Schedule 13D.

         (b) The Reporting Person has sole voting and dispositive power over (i) 707,000 Class A Units held by him.

         (c) Transactions effected by the Reporting Person during the past sixty days are listed below. These transactions were effected through brokers on the open market.

                                  SCHEDULE 13D

CUSIP NO. 40636P201                                           PAGE 4 OF 5 PAGES


              Number of Shares
              Bought (Sold)             Price Per Share             Date
              ----------------          ---------------             ----
              1,500                     8.583                       10/9/97

              3,100                     9.125                       10/14/97

              2,000                     9.072                       10/23/97


         (d) The Reporting Person has the right to receive dividends and proceeds from the sale of 707,000 Class A Units.

         (e) No Amendment

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         EQUITY HOLDER RELATIONSHIPS WITH AFFILIATES. The Reporting Person owns and holds voting and dispositive power over other equity securities of the Issuer and the equity securities of certain entities affiliated with the Issuer.

         The Hallwood Group, Inc. ("HWG") is the general partner of the Issuer.

         The Reporting Person owns 59,000 shares (approximately 4.7%) of the outstanding common stock of HWG.

         The Reporting Person also owns 37,000 units (approximately 5.6%) of the Issuer's outstanding Class C units of limited partnership interests.

         The Reporting Person owns 292,800 shares (approximately 9.8%) of the outstanding common stock of Hallwood Consolidated Resources Corporation ("HCRC").

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None




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                                  SCHEDULE 13D

CUSIP NO. 40636P201                                           PAGE 5 OF 5 PAGES

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date: November 24, 1997                         /s/ William Baxter Lee, III
                                                -------------------------------
                                                Signature

                                                William Baxter Lee, III